INFORMATION CIRCULAR
(Containing information as at April 11, 2011)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Majestic Silver Corp. (“First Majestic” or the "Company") for use at the Annual General Meeting of shareholders of the Company (the "Meeting") to be held on May 19, 2011 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company at nominal cost. The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the accompanying form of proxy (the “Proxy”) are the President and Chief Executive Officer and Chairman, respectively, of the Company. A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting. A shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the names printed on the Proxy and inserting the desired person’s name in the blank space provided.

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder’s attorney authorized in writing. If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument.

The completed Proxy must be delivered to Computershare Trust Company of Canada (“Computershare”) at the address set out in the Proxy not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for holding the Meeting or any adjournment thereof, unless the Chairman of the Meeting elects to exercise his discretion to accept Proxies received subsequently.

The Proxy may be revoked by:

(a)	signing a proxy with a later date and delivering it at the time and place noted above;

(b)	signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)	attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

PROVISIONS RELATING TO THE VOTING OF PROXIES

The shares represented by proxy in the enclosed form will be voted by the designated holder in accordance with the direction of the shareholder appointing him. If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Information Circular. The Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs. Generally, an OBO who has not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare; or

(b)

more typically, be given a voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for: (a) delivering these materials to you; and (b) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instruction.

The Meeting Materials sent to NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a form of proxy. By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the shares owned by it.

VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or his or her nominee, the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF. Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at April 11, 2011 there were 103,058,960 common shares without par value issued and outstanding.

Only registered shareholders of record at the close of business on April 11, 2011 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of Proxy or, where applicable, a VIF, in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his/her/its name on the list of shareholders, which is available for inspection during normal business hours at the offices of the Company’s transfer agent, Computershare Trust Company of Canada and at the Meeting. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The number of directors on the board of directors (the “Board of Directors”) of the Company is currently set at seven. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at seven.

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below for election as directors at the Meeting and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, all proxies in the accompanying form will be voted “For” the nominees herein listed. Each director elected at the Meeting will hold office until the next Annual General Meeting, unless his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the Proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors, unless the shareholder has specified in his or her Proxy that the shareholder’s Shares are to be withheld from voting on the election of directors.

The table below sets out the names of each of management’s nominees for election as directors, the municipality and province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction as at April 11, 2011. All of the proposed nominees were duly elected as directors at the last Annual General Meeting of Shareholders held on May 27, 2010.

Name, Position and Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. of Common Shares	Percentage of Issued Capital (2)

ROBERT A. McCALLUM, B.Sc., P.Eng (3) (5) (6) Chairman and Director North Vancouver, British Columbia, Canada	Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present; Director of Shore Gold Inc. from October 28, 2005 to present.	December 15, 2005 to present.	120,000	Less than 1%

KEITH NEUMEYER CEO, President and Director London, England	President and CEO of the Company from November 3, 2001 to present; Director of the Company since December 5, 1998.	December 5, 1988 to present.	2,836,000	2.75%

RAMON DAVILA, Ing. Chief Operating Officer and Director Durango, Mexico	Chief Operating Officer of the Company from December 14, 2004 to present; Chairman of Minas La Colorada SA de CV from January 1994 to present; Chairman of Minera Lince SA de CV from September 2003 to present; Chairman of Mineral Real Victoria SA de CV from October 2003 to present; Member of the Board for Immobiliaria Aurum SA de CV from June 2005 to present.	April 15, 2004 to present.	309,540	Less than 1%

TONY PEZZOTTI (3) (4) Director Burnaby, British Columbia, Canada	Retired. Director of Pan Terra Industries Inc. from July 2007 to present.	November 30, 2001 to present.	604,956	Less than 1%

DAVID SHAW, Ph.D. (4) (5) Director Vancouver, British Columbia, Canada	President of Duckmanton Partners Ltd. from June 12, 2000 to present; President and Director of Albion Petroleum Ltd. from October 2006 to present; Director of Reef Resources Ltd. from September 2007 to April 2008; Director of Pan Pacific Aggregates plc from October 2008 to present; CEO of Columbia Gold plc from May 2007 to March 2009; Chairman and Director of Salares Lithium Inc. from December 2009 to September 2010. Director of Talison Lithium Inc. from September 2010 to present and Director of Great Quest Metals Ltd. from December 2010 to present.	January 12, 2005 to present.	132,500	Less than 1%

ROBERT YOUNG(4) Director Richmond, British Columbia, Canada	Independent geological consultant from 1999 to present; Director of Goldrush Resources Ltd. from December 2004 to present; Advisor to Copper Mountain Mining Corporation from April 2007 to present.	September 7, 2006 to present.	20,000	Less than 1%

DOUGLAS PENROSE (3) (5) Director Kamloops, British Columbia, Canada	Retired. Vice President, Finance and Corporate Services of British Columbia Lottery Corporation from 2000 to April 2008.	September 7, 2006 to present.	10,000	Less than 1%

(1)	The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2)	Based upon 103,058,960 common shares of the Company issued and outstanding as of the record date.

(3)	Member of the Audit Committee.
(4)	Member of the Human Resources, Compensation and Nominating Committee
(5)	Member of the Corporate Governance Committee
(6)	Chairman of the Board of Directors

The information as to the municipality and province, state or country of residence, principal occupation, or business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table has been furnished by the individual nominees as at April 11, 2011.

No director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order, similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)

was subject to an order issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in similar capacity for any part of the most recently completed financial year;

“Named Executive Officers” means (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a Named Execuive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended December 31, 2010, the Company had four Named Executive Officers: Keith Neumeyer, the President and Chief Executive Officer of the Company, Ramon Davila, the Chief Operating Officer of the Company, Raymond Polman, the Chief Financial Officer of the Company and Connie Lillico, the Corporate Secretary of the Company.

COMPENSATION DISCUSSION AND ANALYSIS

The Human Resources, Compensation and Nominating Committee of the Board of Directors (the “Compensation Committee”) directs the design and provides oversight of the Company’s executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers. The Compensation Committee’s principal functions are to: (a) recommend compensation levels and programs for the Company’s Chief Executive Officer to the independent members of the Board of Directors; (b) recommend compensation levels and programs for all other executive officers to the full Board of Directors; and (c) administer the Company’s stock option plan (the “2008 Option Plan”).

The Company’s Chief Executive Officer and executive officers participate in executive compensation decisions by making recommendations to the Compensation Committee regarding (a) executive officer base salary, annual bonus awards and stock option grants; (b) annual and long-term quantitative goals and the annual qualitative goals for the executive officers; and (c) participation in the Option Plan and amendments to the Option Plan, as necessary.

The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board of Directors.

The following executive compensation principals guide the Compensation Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

•

Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives, while being fair and reasonable to shareholders;

•

Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;

•

Incentive compensation should be responsive to the Company’s commodity-based cyclical business environment by emphasizing operational performance over performance measures that are more directly influenced by metals prices; and

•	Compensation programs should align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

The Company reviews the compensation practices of comparable entities to ensure the compensation that it is paying to its executive officers is competitive with those other entities. The Company has also received benchmark market data from its compensation consultant. The Company’s general executive compensation philosophy is to, whenever possible, pay its executive officers “base” compensation in the form of salaries that are competitive in comparison to those earned by executive officers holding comparable positions with other Canadian publicly traded entities similar to the Company while at the same time providing its executive officers with the opportunity to earn above average “total” compensation through the potential attainment of annual incentive bonuses and through the Option Plan.

Individual executive compensation consists primarily of: base salary, annual incentive bonus, stock option grants and benefits and perquisites. Each component of compensation has a specific role with respect to supporting the goals of the Company’s executive compensation program and is structured to reinforce specific job and organizational requirements. Compensation guidelines with respect to these components are established for particular positions based on job responsibilities and within the context of the Company’s overall executive compensation program.

Specific compensation amounts are recommended to the Board of Directors by the Compensation Committee after discussion amongst the members of the Compensation Committee. Each component of compensation and the decisions of the Compensation Committee about each component have an affect on their decisions regarding other compensation components. For example, if a Named Executive Officer far exceeded his individual goals and objectives, this may affect the amount of compensation paid and/or options granted. All of the compensation components together are intended to meet the Company’s compensation objectives, which are intended to allow the Company to attract and retain qualified and experienced senior management who are motivated to achieve the Company’s business plans, strategies and goals.

The Board of Directors, on the advice of the Compensation Committee, has determined to structure compensation arrangements tailored to the specific circumstances of its senior management. The Board of Directors has accordingly determined that compensation paid to Mr. Neumeyer and Mr. Davila, both of whom are resident outside of Canada, should be structured (partially in the case of Mr. Neumeyer) as consulting arrangements. Please see “Summary Compensation Table”.

The Company engaged Mercer (Canada) Limited to provide specific advice to it on executive and director compensation matters during the most recently completed fiscal year. This advice has consisted of:

(i)	the provision of general market observations with respect to market trends and issues, and

(ii)	the provision of benchmark market data.

Decisions made by the Company with respect to the compensation of its officers and directors, however, are its own responsibility and may reflect factors and considerations other than the information provided to the Company by Mercer. The Company implemented changes to the compensation arrangements for its officers and directors effective January 1, 2011.

Base Salary

A Named Executive Officer’s base salary is intended to remunerate the Named Executive Officer for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salaries for the Named Executive Officers are set out in their employment agreements, the terms of which are described below. The base salary of each executive officer is determined by the Board of Directors based on an assessment by the Compensation Committee of his sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board of Directors, the Compensation Committee also considers the particular skills and experience of the individual. A final determination on executive compensation, including salary, is made by the Board of Directors in its sole discretion based on the recommendations of the Compensation Committee and its knowledge of the industry and geographic markets in which the Company operates. While the Chief Executive Officer is requested to provide to the Compensation Committee his recommendation on the Named Executive Officers’ annual base salaries, the Compensation Committee and the Board make the final determination on the annual base salaries of the Named Executive Officers. The Chief Executive Officer does not make a recommendation with respect to his own salary. The Compensation Committee does not use any type of quantitative formula to determine the base salary level of any of the Named Executive Officers.

The Company has employment and/or consulting agreements with each of its Named Executive Officers. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during this term, the compensation and benefits to be provided by the Company in exchange for the executive’s services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment not preceded by a change in control of the Company, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change in control of the Company. The Committee believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by noncompete and nondisclosure provisions.

Following are the significant terms of each the Company’s Named Executive Officers’ employment agreements:

Employment Agreement – Keith Neumeyer

The Company entered into an Employment Agreement effective January 1, 2008, pursuant to which Mr. Neumeyer was employed as President and Chief Executive Officer for an unspecified term at a salary of CDN$5,000 per month plus benefits and the granting of stock options and the awarding of annual bonuses which shall be determined at the absolute discretion of the Board of Directors or a Committee of the Company. The Employment Agreement could be terminated by Mr. Neumeyer with 90 days’ written notice or by the Company at any time, without cause, by payment of eight months’ base salary plus benefits. This amount would increase by two months for each additional year of employment. In the event of a change of control, the Company was committed to making severance payments to Mr. Neumeyer totaling eight months’ base salary plus benefits and after two years of employment with the Company, this amount increasing by two months for each additional year of employment.

The Employment Agreement was amended on April 1, 2009 pursuant to which Mr. Neumeyer was paid a salary of US$5,000 per month. The amendment was retroactively applied from January 1, 2008.

The Employment Agreement was amended on January 1, 2010 pursuant to which Mr. Neumeyer was paid a salary of $100,000 per annum. An $89,518 bonus was paid for the year ended December 31, 2010. The Employment Agreement was further amended on January 1, 2011 pursuant to which Mr. Neumeyer is currently paid a salary of $125,000 per annum. Pursuant to these amendments, the Employment Agreement may be terminated by Mr. Neumeyer with 90 days’ written notice or by the Company at any time, without cause upon payment of 12 months’ base salary and provision of the benefits. In the event of a change of control, the Company is committed to making severance payments to Mr. Neumeyer totaling 12 months’ base salary plus benefits set out as follows:

(i)

A market compensation review shall be conducted by an independent human resources consultant for President and Chief Executive Officer positions of peer organizations that meet the following selection criteria:

	•	Similar size production stage mining companies with operations in international locations;
	•	Mining organizations with similar annual revenues to the Company’s most recent annual revenues; and
	•	Mining organizations with market capitalization levels similar to First Majestic.

(ii)	The 12 months’ base salary shall be determined as 75% of the median percentile of President and Chief Executive Officer positions.

(iii)	This termination payment to Mr. Neumeyer shall increase by two months for each additional year of employment from September 26, 2003.

Services Agreement – Keith Neumeyer

The Company’s subsidiary, Corporación First Majestic, S.A. de C.V. entered into a Services Agreement effective January 1, 2008, pursuant to which Mr. Neumeyer was engaged as an independent contractor for an unspecified term at a fee of US$15,000 per month plus benefits and the granting of stock options and the awarding of annual bonuses which were to be determined at the absolute discretion of the Board of Directors or a Committee of the Company. The Services Agreement could be terminated by Mr. Neumeyer with 90 days’ written notice or by the Company at any time, without cause, by payment of eight months’ base payment plus benefits. This amount would increase by two months for each additional year of engagement. In the event of a change of control, the Company was committed to making severance payments to Mr. Neumeyer totaling eight months’ base payments plus benefits and after two years of engagement with the Company, this amount would increase by two months for each additional year of engagement.

The Services Agreement was amended on January 1, 2010 pursuant to which Mr. Neumeyer was paid $25,000 per month. A bonus of $268,555 was paid for the year ended December 31, 2010. The Services Agreement was further amended on January 1, 2011 pursuant to which Mr. Neumeyer is currently paid $31,250 per month. Pursuant to these amendments, the Services Agreement may be terminated by Mr. Neumeyer with 90 days’ written notice or by the Company at any time, without cause, by payment of 12 months’ base payment plus benefits. In the event of a change of control, the Company is committed to making severance payments to Mr. Neumeyer totaling 12 months’ base payments plus benefits set out as follows:

(i)

A market compensation review shall be conducted by an independent human resources consultant for President and Chief Executive Officer positions of peer organizations that meet the following selection criteria:

	•	Similar size production stage mining companies with operations in international locations;
	•	Mining organizations with similar annual revenues to the Company’s most recent annual revenues; and
	•	Mining organizations with market capitalization levels similar to First Majestic.

(ii)	The 12 months’ base payments shall be determined as 75% of the median percentile of President and Chief Executive Officer positions.

(iii)	This termination payment to Neumeyer shall increase by two months for each additional year of service from September 26, 2003.

Consulting Agreement – Ramon Davila

The Company entered into a Consulting Agreement dated February 10, 2006, as amended October 1, 2007 and February 13, 2008 pursuant to which Mr. Davila was retained as a consultant with respect to the Company’s operations in Mexico for an unspecified term for a fee of US $20,000 per month plus benefits and the awarding of annual bonuses which were to be determined at the absolute discretion of the Compensation Committee. A bonus in the amount of $227,365 was paid to Mr. Davila during the year ended December 31, 2010. Mr. Davila was also entitled to receive a contribution to his monthly premium for a medical insurance plan to a maximum of US$400 per month. The Consulting Agreement could be terminated by Mr. Davila with 90 days’ written notice or by the Company at any time, without cause, by payment of six months’ consulting fees. This amount would increase by two months for each additional year of consulting. In the event of a change of control, the Company was committed to making severance payments to Mr. Davila totaling twelve months’ base salary plus benefits.

The Consulting Agreement was amended on January 1, 2010 pursuant to which Mr. Davila was paid $30,000 per month. The Consulting Agreement was further amended on January 1, 2011 pursuant to which Mr. Davila is currently paid $33,333 per month. Pursuant to these amendments, the Consulting Agreement may be terminated by Mr. Davila with 90 days’ written notice or by the Company at any time with, without cause, by payment of 12 months’ consulting fees. In the event of a change in control, the Company is committed to making severance payments to Mr. Davila totaling twenty four months’ consulting fees plus benefits.

Employment Agreement – Raymond Polman

The Company entered into an Employment Agreement effective February 1, 2007 and amended May 1, 2007, February 1, 2008 and May 20, 2008, pursuant to which Mr. Polman was employed as Chief Financial Officer for an unspecified term at a salary of $15,500 per month plus benefits and the granting of stock options and the awarding of annual bonuses which were to be determined at the absolute discretion of the President, Chief Executive Officer and Compensation Committee of the Company. A bonus amounting to $128,204 was paid to Mr. Polman during the year ended December 31, 2010. The Employment Agreement could be terminated by Mr. Polman with 60 days’ written notice or by the Company at any time, without cause, by payment of six months’ base salary plus benefits. This amount would increase by one month for each additional year of employment to a maximum total of 18 months base salary. In the event of a change of control, the Company was committed to making severance payments to Mr. Polman totalling six months’ base salary plus benefits and this amount would increase by one month for each additional year of employment to a maximum total of 18 months base salary.

The Employment Agreement was amended on January 1, 2010 pursuant to which Mr. Polman was paid $240,000 per annum. The Employment Agreement was further amended on January 1, 2011 pursuant to which Mr. Polman is currently paid $300,000 per annum. Pursuant to these amendments, the Employment Agreement may be terminated by Mr. Polman with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits. In the event of a change of control, the Company is committed to making severance payments to Mr. Polman totaling 12 months’ base salary and this payment amount to Mr. Polman shall increase by two months for each year of employment to a maximum total of 24 months base salary.

Employment Agreement – Connie Lillico

The Company entered into an Employment Agreement effective July 3, 2007 and amended May 20, 2008, January 1, 2010 and January 1, 2011 pursuant to which Ms. Lillico is employed as Corporate Secretary for an unspecified term at a current salary of $185,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses which were to be determined at the absolute discretion of the President, Chief Executive Officer and Compensation Committee of the Company. For the year ended December 31, 2010, Ms. Lillico was paid a salary of $160,000 and was paid a $73,229 bonus. The Employment Agreement may be terminated by Ms. Lillico with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits. In the event of a change of control, the Company is committed to making severance payments to Ms. Lillico totaling 12 months’ base salary and this payment amount to Lillico shall increase by two months for each year of employment to a maximum total of 24 months base salary.

Performance Bonus Plan

In January 2010, the Company adopted the recommendations of compensation consultant, as approved by the Compensation Committee, to formalize a Performance Bonus Plan for Executive Officers and middle management staff, including operational management. The objective of the Performance Bonus Plan is to motivate and incentivize improved performance by linking bonus payments to key performance metrics such as production levels, cash costs, cash flows and cash targets. Furthermore, key target metrics relate only to metrics that Executive Officers and emplooyes can influence and impact. Operational targets such as production levels, cash costs and safety are set for operations staff at the mine sites, and corporate goals such as Cash Flows or Cash in Treasury are established for the Executive Officers and corporate office personnel in Vancouver and Durango. Performance target metrics are associated with stretch budget targets, as approved by the Company’s Board of Directors, and are measured quarterly against published financial results, and annually against the annual audited financial results. Total bonuses are assessed across all key target metrics and the maximum annual bonus payment is limited to 20% of the Executive Officers and employee’s salary. Quarterly payments are made for 50% of the performance bonuses with 50% retained for a final annual settlement once the audited annual results are finalized.

Discretionary Bonus Payments

In addition to the Performance Bonus Plan, the Executive Officers may receive discretionary bonuses which are at the complete and ultimate discretion of the Company’s Board of Directors, the majority of whom are independent of management of the Company. The Company did not set performance goals for its senior management which are based on share price or earnings per share. See “Information Respecting the Company – Executive Compensation – Summary Compensation Table” for information on the actual annual incentive bonus paid to each of the Named Executive Officers for the most recently completed financial year.

Option Based Awards

The stock option component of executive officers’ compensation is intended to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs. Grants under the 2008 Option Plan are intended to provide long term awards linked directly to the market value performance of the Company’s shares. The Compensation Committee reviews management’s recommendations and itself recommends to the Board of Directors the granting of stock options to management, directors, officers and other employees and consultants of the Company and its subsidiaries. Stock options are granted according to the specific level of responsibility of the particular executive and the number of options for each level of responsibility is determined by the Compensation Committee. The number of outstanding options is also considered by the Compensation Committee when determining the number of options to be granted in any particular year due to the limited number of options which are available for grant under the Option Plan.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company's executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive to overall market practices. Details of the benefits and perquisites provided to the Named Executive Officers are disclosed in the All Other Compensation column of the 2010 Summary Compensation Table set forth in this Information Circular. The primary benefits for the Company’s executives include participation in the Company’s broad-based plans: health and dental coverage, various company-paid insurance plans, including disability and life insurance, paid time off and paid holidays. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value. In addition, perquisites that promote efficient performance of the Company’s executives are also considered. The limited perquisites the Company provides its executives may include a company vehicle, cellular telephone, parking stall, Spanish or English lessons and fitness classes.

Retirement Policy

The Company does not have a retirement policy for its executive officers.

Review / Modifications

The Company’s executive compensation program is reviewed and considered at least annually by the Compensation Committee to determine if the objectives of the executive compensation program are being achieved and whether any modifications to that program are required. This includes a review of base salaries payable, potential bonuses payable and entitlement and participation in equity related incentive plans for all executive officers. It also includes a review of the metrics used to assess performance, the targets established with respect to those performance metrics, whether previously established targets have been achieved and to what degree, and whether the performance metrics and targets are still appropriate in light of the then current industry, stock market and general economic conditions. The Compensation Committee considers the establishment of new performance metrics and related targets to be used to assess executive officer performance and determine executive officer compensation on a go-forward basis. In completing this review, the Compensation Committee considers the recommendations of management and the Chief Executive Officer in particular. Upon completion of that review, the Compensation Committee in turn makes its recommendations with respect to the Company’s executive compensation program to the full Board of Directors. The Board of Directors then approves the executive compensation program, including the individual components thereof, subject to any modifications it deems necessary.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return for C$100 invested in common shares of the Company on January 1, 2006 against the cumulative total shareholder return of the S&P/TSX Composite Index for such period, assuming reinvestment of all dividends.

SUMMARY COMPENSATION TABLE

The following table sets forth compensation information for the fiscal year ended December 31, 2010 for the (a) President and Chief Executive Officer of the Company; (b) the Chief Operating Officer of the Company; (c) the Chief Financial Officer of the Company; and (d) the Corporate Secretary, who are collectively the “Named Executive Officers” for the purposes of this Information Circular.

					Non-equity incentive
					plan compensation
						($)
			Share-	Option-	Annual	Long-term	Pension	All other	Total
Name and			based	based	incentive	incentive	value	compensation	compensation
principal		Salary	awards	awards	plans(3)	plans	($)	($)	($)
position	Year	($)(1)	($)	($)(2)
Keith Neumeyer CEO	2010	$400,000	Nil	$648,000	$358,073	Nil	Nil	$4,576(4)	$1,410,649
	2009	$274,075	Nil	$216,880	Nil	Nil	Nil	$6,288 (4)	$497,243
	2008	$255,840	Nil	$357,500	Nil	Nil	Nil	$4,312(4)	$617,652
Ramon Davila COO	2010	$360,000	Nil	$648,000	$227,365	Nil	Nil	$4,944(6)	$1,240,309
	2009	$274,075	Nil	$216,880	$11,420	Nil	Nil	$16,856(5)	$519,230
	2008	$255,840	Nil	$313,500	$50,376	Nil	Nil	$5,878 (6)	$625,594
Raymond Polman CFO	2010	$240,000	Nil	$852,372	$128,204	Nil	Nil	Nil	$1,220,576
	2009	$186,000	Nil	$180,708	Nil	Nil	Nil	Nil	$366,708
	2008	$184,020	Nil	$206,000	$25,000	Nil	Nil	Nil	$415,020
Connie Lillico Corporate Secretary	2010	$160,000	Nil	$630,372	$73,229	Nil	Nil	Nil	$863,601
	2009	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)

Compensation for Mr. Neumeyer and Mr. Davila in 2008 and 2009 was paid in US dollars. In 2009, the rate of exchange used to convert US dollars to Canadian dollars was 1.14197729 which was the average rate for 2009 as posted by the Bank of Canada. In 2008, the rate of exchange used to convert US dollars to Canadian dollars was 1.0660 which was the average rate for 2008 as posted by the Bank of Canada.

(2)	The value of the option based awards was calculated using the Black-Scholes Option Pricing Model.

(3)

Includes amounts pursuant to the Company’s bonus plan as well as discretionary bonuses. Payments from the 2010 annual bonus plan were determined in USD and translated to CAD at a rate of 1.03 which is the average rate for 2010 as posted by Bank of Canada. Mr. Davila was paid a US$10,000 bonus during the year ended December 31, 2009. The rate of exchange used to convert US dollars to Canadian dollars was 1.14197729 which was the average rate for 2009 as posted by the Bank of Canada. Mr. Davila was paid $50,376 during the year ended December 31, 2008 which was comprised of a $7,736 (US$7,257) finder’s fee and $42,640 (US$40,000) bonus for performance in 2005, 2006, 2007 and 2008. The rate of exchange used to convert US dollars to Canadian dollars was 1.0660 which was the average rate for 2008 as posted by the Bank of Canada. Mr. Polman was paid a bonus during the year ended December 31, 2008 for performance in 2007.

(4)	Represents insurance premiums payable by the Company for personal insurance for Mr. Neumeyer during the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively.

(5)

Represents the cost of personal security and insurance premiums paid or payable by the Company for personal insurance for Mr. Davila during the year ended December 31, 2009. The rate of exchange used to convert US dollars to Canadian dollars was 1.14197729 which was the average rate for 2009 as posted by the Bank of Canada.

(6)

Represents insurance premiums payable by the Company for personal insurance for Mr. Davila during the years ended December 31, 2010 and December 31, 2008, respectively. The rate of exchange used to convert US dollars to Canadian dollars for 2010 is 1.03 which is the average rate for 2010 as posted by the Bank of Canada. The rate of exchange used to convert US dollars to Canadian for 2008 was 1.2246 per Bank of Canada on December 31, 2008.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the outstanding share-based awards and option-based awards granted to the Named Executive Officers during the most recently completed financial year:

	Option-based Awards			Share-based Awards

Market or
	Number of					payout value
	securities			Value of	Number of	of share-
	underlying			unexercised in-	shares or units	based awards
	unexercised	Option		the-money	of shares that	that have not
	options	exercise price	Option	options	have not vested	vested
Name	(#)	($)	expiration date	($)(1)	(#)	($)

Keith Neumeyer, CEO	100,000	$12.44	10-Dec-15	$151,000	Nil	Nil

Ramon Davila, COO	100,000	$12.44	10-Dec-15	$151,000	Nil	Nil

Raymond Polman, CFO	200,000 50,000 100,000	$3.56 $3.74 $12.44	2-Feb-13 2-Jun-13 10-Dec-13	$2,078,000 $510,500 $151,000	Nil Nil Nil	Nil Nil Nil

Connie Lillico Corporate Secretary	100,000 100,000	$4.04 $12.44	9-Aug-13 10-Dec-13	$991,000 $151,000	Nil Nil	Nil Nil

(1)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the year based on the year-end share price as reported by the TSX of $13.95.

Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

	Option-based awards –		Non-equity incentive plan
	Value vested during the	Share-based awards – Value	compensation – Value earned
	year(1)	vested during the year	during the year(2)
Name	($)	($)	($)

Keith Neumeyer, CEO	$572,000	Nil	$358,073

Ramon Davila, COO	$547,250	Nil	$227,365

	Option-based awards –		Non-equity incentive plan
	Value vested during the	Share-based awards – Value	compensation – Value earned
	year(1)	vested during the year	during the year(2)
Name	($)	($)	($)

Raymond Polman, CFO	$498,625	Nil	$128,204

Connie Lillico, Corporate Secretary	$363,500	Nil	$73,229

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option- based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)

Includes amounts pursuant to the Company’s bonus plan as well as discretionary bonuses. Payments from the annual bonus plan were determined in USD and translated to CAD at a rate of 1.03 which is the average rate for 2010 as posted by the Bank of Canada.

The number of options vesting to Named Executive Officers under the 2008 Stock Option Plan during the most recently completed financial year was 747,500, of which no options were exercised by the Named Executive Officers during the most recently completed financial year.

Option-Based Awards – Outstanding at Year End

The following table sets forth for each Named Executive Officer, the number of options that were outstanding as at December 31, 2010 and includes the exercise price, expiration date and the value of such options as at December 31, 2010.

	Number of Securities
	Underlying Unexercised	Option		Value of Unexercised In-the
	Options	Exercise Price	Option	Money Options(1)
Name	(#)	($)	Expiration Date	($)

Keith Neumeyer,	100,000	$4.30	19-Jun-11	$965,000
CEO	35,000	$4.32	6-Dec-11	$337,050
	50,000	$4.41	22-Dec-11	$477,000
	15,000	$5.00	7-Feb-12	$134,250
	200,000	$4.34	5-Dec-12	$1,922,000
	50,000	$3.62	28-Aug-13	$516,500
	100,000	$2.03	7-May-14	$1,192,000
	50,000	$3.70	15-Dec-14	$512,500
	100,000	$12.44	10-Dec-15	$151,000
	700,000			$6,207,300
Total

Ramon Davila,	100,000	$4.30	19-Jun-11	$965,000
COO	35,000	$4.32	6-Dec-11	$337,050
	100,000	$4.41	22-Dec-11	$954,000
	65,000	$5.00	7-Feb-12	$581,750
	200,000	$4.34	5-Dec-12	$1,922,000
	50,000	$3.62	28-Aug-13	$516,500
	100,000	$2.03	7-May-14	$1,192,000
	50,000	$3.70	15-Dec-14	$512,500
	100,000	$12.44	10-Dec-15	$151,000
Total	800,000			$7,131,800

	Number of Securities
	Underlying Unexercised	Option		Value of Unexercised In-the
	Options	Exercise Price	Option	Money Options(1)
Name	(#)	($)	Expiration Date	($)

Raymond Polman,	50,000	$4.15	28-Jul-11	$490,000
CFO	100,000	$2.03	7-May-12	$1,192,000
	50,000	$3.70	15-Dec-12	$512,500
	200,000	$3.56	2-Feb-10	$2,078,000
	50,000	$3.74	2-Jun-13	$510,500
	100,000	$12.44	10-Dec-13	$151,000
	550,000			$4,934,000
Total

Connie Lillico,	50,000	$4.15	28-Jul-11	$490,000
Corporate Secretary	100,000	$2.03	7-May-12	$1,192,000
	50,000	$3.70	15-Dec-12	$512,500
	100,000	$4.04	8-Aug-13	$991,000
	100,000	$12.44	10-Dec-13	$151,000
	400,000			$3,336,500

(1)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the year using the year-end share price as reported by the TSX of $13.95.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Each of the Named Executive Officers have termination and change and control benefits provided for in their employment agreements. The terms of each of the Named Executive Officer’s employment agreements is contained in this Information Circular under the heading “Statement of Executive Compensation –Compensation Discussion and Analysis”.

The following table sets out the maximum amount the Company could be obligated to pay in the event that a Named Executive Officer was terminated without cause as of December 31, 2010. The Company would also be obligated to pay the Named Executive Officer’s actual accrued base salary and expenses up to the date of termination and continue the Named Executive Officer’s health benefits and option entitlements for the period set out in their respective employment agreements.

Name	Base Salary	Bonus	Vacation Pay	Total Gross Payment
Keith Neumeyer(1) , CEO	$817,900	Nil	Nil	$817,900
Ramon Davila(2) , COO	$713,589	Nil	Nil	$713,589
Raymond Polman(3) , CFO	$356,603	Nil	$25,560	$382,163
Connie Lillico(4) , Corporate Secretary	$224,073	Nil	$11,551	$235,624

(1)

On a termination without cause or following a change of control Mr. Neumeyer’s employment agreement and consulting agreement provide that he will be entitled to payment of twelve months’ base salary and consulting fees plus benefits. This amount will increase by two months for each additional year of employment from September 26, 2003.

(2)

On a termination without cause or following a change of control Mr. Davila’s consulting agreement provide that he will be entitled to payment of twelve months’ consulting fees. This amount will increase by two months for each additional year of consulting from February 10, 2004, to a maximum of 24 months.

(3)

On a termination without cause or following a change of control, Mr. Polman’s employment agreement provides that he will be entitled to payment of twelve months’ base salary plus benefits. This amount will increase by two months for each additional year of employment to a maximum total of 24 months base salary.

(4)

On a termination without cause or following a change of control, Ms. Lillico’s employment agreement provides that she will be entitled to payment of twelve months’ base salary plus benefits. This amount will increase by two month for each additional year of employment to a maximum total of 24 months base salary.

COMPENSATION OF DIRECTORS

Other than compensation paid to the Named Executive Officers, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of the Board of Directors or of a committee of the Board of Directors of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

The following table sets forth the details of compensation provided to the directors, other than the Named Executive Officers during the Company’s most recently completed financial year:

Director Compensation Table

		Share-		Non-Equity
	Fees	based	Option-based	Incentive Plan	Pension	All Other
	Earned	Awards	Awards(1)	Compensation	Value	Compensation(2)	Total
Name	($)	($)	($)	($)	($)	($)	($)
Robert McCallum	$86,600	Nil	$324,000	Nil	Nil	$2,000	412,600
Douglas Penrose	$71,600	Nil	$324,000	Nil	Nil	$2,000	397,600
Tony Pezzotti	$58,200	Nil	$324,000	Nil	Nil	$2,000	384,200
David Shaw	$38,200	Nil	$324,000	Nil	Nil	$2,000	364,200
Robert Young	$41,000	Nil	$324,000	Nil	Nil	$2,000	367,000

(1)	The value of the option based awards was calculated using the Black-Scholes Option Pricing Model.

(2)	Represents miscellaneous out-of-pocket expenses.

Independent members of the Board of Directors are compensated for acting as directors and may be granted incentive stock options pursuant to the policies of the TSX and the 2008 Option Plan. The Board of Directors as a whole determines the stock option grants for each director.

As at January 1, 2011, the Board of Directors determined that each independent director will receive an annual fee of $30,800 plus an additional fee of $1,000 for each board meeting attended. The Chairman of the Board of Directors (Mr. McCallum) receives an additional annual fee of $27,500, the Chairman of the Audit Committee (Mr. Penrose) receives an additional annual fee of $16,500, the Chairman of the Compensation Committee (Mr. Pezzotti) receives an additional annual fee of $5,500 and the Chairman of the Corporate Governance Committee (Mr. McCallum) receives an additional annual fee of $5,500. Further, each independent member of the Audit Committee (Messrs. McCallum, Pezzotti and Penrose) receives a fee of $1,200 per meeting, each independent member of the Compensation Committee (Messrs. Pezzotti, Shaw and Young) receives a fee of $1,000 per meeting and each independent member of the Corporate Governance Committee (Messrs. McCallum, Penrose and Shaw) receives a fee of $1,000 per meeting. The independent directors of the Company as at the fiscal year end were Mr. Robert McCallum, Mr. Tony Pezzotti, Mr. David Shaw, Mr. Douglas Penrose and Mr. Robert Young. From time to time, the Company also grants stock options to directors.

Compensation of Directors - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the incentive plan awards granted to the directors of the Company during the most recently completed financial year:

Option-based Awards Share-based Awards

	Number of					Market or
	securities			Value of	Number of	payout value of
	underlying	Option		unexercised in-	shares or units	share-based
	unexercised	exercise	Option	the-money	of shares that	awards that
	options	price	expiration	options(1)	have not vested	have not vested
	(#)	($)	date	($)	(#)	($)
Name
Robert McCallum	50,000	$12.44	10-Dec-15	$75,500	Nil	Nil

Douglas Penrose	50,000	$12.44	10-Dec-15	$75,500	Nil	Nil

Tony Pezzotti	50,000	$12.44	10-Dec-15	$75,500	Nil	Nil

David Shaw	50,000	$12.44	10-Dec-15	$75,500	Nil	Nil

Robert Young	50,000	$12.44	10-Dec-15	$75,500	Nil	Nil

(1)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the year using the year-end share price as reported by the TSX of $13.95.

Directors Compensation - Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

	Option-based awards –		Non-equity incentive plan
	Value vested during the	Share-based awards – Value	compensation – Value earned
	year(1)	vested during the year	during the year
Name	($)	($)	($)
Robert McCallum	$271,000	Nil	Nil

Douglas Penrose	$241,250	Nil	Nil

Tony Pezzotti	$314,750	Nil	Nil

David Shaw	$314,750	Nil	Nil

Robert Young	$279,625	Nil	Nil

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option- based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s financial year ended December 31, 2010, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Number of securities
	Number of securities	Weighted-average	remaining available for
	to be issued upon	exercise price of	issuance under equity
	exercise of	outstanding	compensation plans
	outstanding options,	options, warrants	(excluding securities
	warrants and rights	and rights	reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans	6,464,875	$5.61	3,291,167
approved by
securityholders

Equity compensation plans	Nil	Nil	Nil
not approved by
securityholders

Totals	6,464,875	$5.61	3,219,167

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company or any associate or affiliate of any such director or senior officer is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITORS

The auditors for the Company are Deloitte & Touche LLP, Chartered Accountants of Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4. Management of the Company intends to nominate Deloitte & Touche LLP for reappointment as auditors of the Company. At the Meeting, shareholders will be asked to approve (a) the re-appointment of Deloitte & Touche LLP as auditors for the Company to hold office as such until the next Annual General Meeting of the Company and (b) a resolution authorizing the Board of Directors to fix the remuneration to be paid to the auditors for the upcoming year. Forms of Proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted in favour of such matters. Deloitte & Touche LLP were first appointed as auditors for the Company on December 14, 2004.

OTHER MATTERS TO BE ACTED UPON

2011 Rolling Share Option Plan

The Board of Directors is seeking shareholder approval for the adoption of a new stock option plan (the “2011 Stock Option Plan”), subject to regulatory approval, and as more particularly described below.

The 2008 Stock Option Plan was approved by shareholders on May 20, 2008 and pursuant to the requirements of the TSX, requires approval by the shareholders at least every three years. There are currently 5,697,925 stock options outstanding under the 2008 Stock Option Plan representing 5.53% of the current outstanding common shares of the Company. The Board of Directors has deemed it appropriate to update the 2008 Stock Option Plan to reflect TSX current policies and best practices. The Company is therefore seeking approval for the adoption of the 2011 Stock Option Plan. If the 2011 Stock Option Plan is approved, 4,607,971 additional common shares will be available, representing 4.47% of the current outstanding common shares of the Company. The 2011 Stock Option Plan is attached as Appendix “C” to this information circular.

The Board of Directors is of the view that the 2011 Stock Option Plan is required in order to provide incentive to the directors, officers, employees, management and others who provide service to the Company to act in the best interests of the Company.

The material terms of the 2011 Stock Option Plan are set out below.

General

•

The Board of Directors may from time to time grant to directors, employees or consultants options to acquire shares of the Company. The 2011 Stock Option Plan is administered by the Corporate Secretary on the instructions of the Board of Directors.

•

The maximum number of shares issuable under the 2011 Stock Option Plan, together with the number of shares issuable under outstanding options granted otherwise than under the 2011 Stock Option Plan, shall not in the aggregate exceed 10% of the issued and outstanding shares (calculated as at the award date of such options).

•	The Company is prohibited from granting options:

	o	to any one person where the grant would result in such person holding options to acquire shares in excess of 5% of the issued and outstanding shares of the Company;

o

to insiders where such grant would result in insiders, as a group, having received options or other entitlements, (i) during the 12 month period ending on the award date, or (ii) at any given time, which, when combined with all of the Company’s other security based compensation arrangements, entitle the holders to acquire in excess of 10% of the issued and outstanding shares (known as the “Insider Participation Limit” under the policies of the TSX);

	o	to a non-employee director where such grant would result in the non-employee directors, as a group, holding options to acquire shares in excess of 1% of the issued and outstanding shares; and

	o	to a non-employee director where such grant would result in such person having received options during the 12 month period ending on the award date which have a combined value in excess of $100,000.

Expiry of Options

•	The expiry date of an option shall be five years from the date of grant subject to extensions, in the case of a trading blackout.

•

In the event of the death or disability of an option holder while he or she is a director or an employee or the deemed death or disability of an option holder which is a consultant, the expiry date shall be one year from the date of death or disability. Any options which are unvested as of the date of death or disability will not vest. Notwithstanding the foregoing, the Board of Directors may, in their discretion, determine that any unvested options of the option holder will immediately vest and become exercisable.

•

In the event the option holder is a director and ceases to be a director of the Company other than by reason of death or disability, all unvested options shall immediately vest and become exercisable and the expiry date of the option shall be the 90th day following the date the option holder ceased to be a director of the Company unless the option holder ceases to be director but continues to be an employee or consultant, in which case the options will not so vest and the expiry date will remain unchanged. If the option holder ceases to be a director as the result of certain prescribed circumstances, the expiry date of the options will be the date the director ceases to be a director of the Company and any unvested options will not vest.

•

In the event that an option holder is an employee and ceases to be employed by the Company (other than by reason of death, disability, mandatory retirement, a change of control, termination for cause or as a result of an order of a regulatory body) the expiry date of the option shall be the 60th day following the date the employee ceases to be employed unless the option holder ceases to be an employee but continues to be a director or consultant in which case the expiry date remains unchanged or unless the option holder ceases to be an employee as a result of (i) termination for cause; or (ii) by order of the British Columbia Securities Commission, the Ontario Securities Commission, the TSX or any other regulatory body having jurisdiction to so order, in which case the expiry date shall be the date the option holder ceases to be an employee. All options which are not vested as of the date the employee ceases to be employed shall not vest unless the option holder continues to be a director or consultant of the Company, in which case the vesting of the options shall be unchanged. Notwithstanding the foregoing, the Board of Directors may, in their discretion, determine that any unvested options of the option holder will immediately vest and become exercisable. If the employee ceases to be an employee by reason of mandatory retirement, all unvested options will immediately vest and become exercisable and the expiry date will be one year from the date of retirement.

•

In the event that an option holder is a consultant of the Company and the option holder ceases to be a consultant by reason of the completion or termination of the contract under which the consultant provides services to the Company, the expiry date of the option shall be the 60th day following the date the option holder ceases to be a consultant unless the option holder ceases to be a consultant but continues to be engaged as a director or employee of the Company, in which case the expiry date shall remain unchanged. Any options which are unvested as of the date the option holder ceases to be a consultant will not vest unless the option holder continues to be engaged as a director or employee, in which case the vesting of the options shall be unchanged. Notwithstanding the foregoing, the Board may, in its discretion, determine that any unvested options of the option holder immediately vest and become exercisable. In addition, if upon completion of the contract under which the consultant provided services to the Company the consultant is subsequently hired by the Company as an employee, the options previously granted to the consultant will flow through to the employee on the same terms and conditions as the original grant of options.

Exercise Price

•

The exercise price of options shall be determined by the Board of Directors and announced as of the award date and shall not be less than the closing price of the shares on the TSX on the last day immediately preceding the award date.

Vesting of Options

•	Options granted will vest in equal portions over a period of 30 months, as follows:

Vesting Period	Total Percentage Vested
12 months from Date of Award	25%
18 months from Date of Award	50%
24 months from Date of Award	75%
30 months from Date of Award	100%

Assignment of Options

•

Options are non-assignable and non-transferable. Notwithstanding the foregoing, an option holder may transfer an option to a corporation which is 100% owned by the option holder provided that the transfer is permitted by, and is effected in accordance with, the applicable securities laws and the policies of the TSX.

Amendment and Termination

•

The Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or respectively, amend, suspend or terminate the 2011 Stock Option Plan or any option granted under the 2011 Stock Option Plan, including, without limiting the generality of the foregoing:

	o	altering, extending or accelerating the terms and conditions of vesting of any options;

	o	amending or modifying the mechanics of exercise of options;

o

effecting amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment necessary to comply with the provisions of applicable laws (including, without limitation, the rules, regulations and policies of the TSX);

	o	effecting amendments respecting the administration of the 2011 Stock Option Plan;

	o	effecting amendments necessary to suspend or terminate the 2011 Stock Option Plan; and

	o	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX);

provided always that any such amendment shall not, without the consent of the option holder, alter the terms or conditions of any option or impair any right of any option holder pursuant to any option awarded prior to such amendment in a manner materially prejudicial to such option holder.

•

Notwithstanding the powers of the Board described above, shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

o

any increase in the number of shares issuable under the 2011 Stock Option Plan, except such increases by operation of Section 3.8 of the 2011 Stock Option Plan or the first paragraph of Section 3.2 of the 2011 Stock Option Plan;

	o	any reduction in the exercise price of an option or the cancellation and reissue of an option within three months of the date of such cancellation;

	o	any amendment which extends the term of an option beyond its original expiry date except in accordance with Section 3.10 (the blackout provisions) of the 2011 Stock Option Plan;

	o	any amendment which would permit an option to be transferable or assignable other than for normal estate settlement purposes or in accordance with Section 3.6;

	o	any amendment to Section 6.1 or Section 6.2 of the 2011 Stock Option Plan; and

	o	any amendment required to be approved by shareholders under applicable law (including without limitation, pursuant to the rules, regulations and policies of the TSX).

•

The Board of Directors may terminate the 2011 Stock Option Plan at any time provided that such termination will not alter the terms or conditions of any option awarded prior to the date of such termination.

Financial Assistance

•	The Company does not offer financial assistance in respect of the exercise of options.

At the Meeting, shareholders will be asked to pass an ordinary resolution approving the adoption of the 2011 Stock Option Plan in the following form:

“BE IT RESOLVED as an ordinary resolution that:

1.	the Company’s proposed stock option plan (the “2011 Stock Option Plan”), as described in the Information Circular dated April 11, 2011, including reserving for issuance under the 2011 Stock Option

Plan at any time of a maximum of 10% of the issued and outstanding common shares of the Company, be and is hereby authorized and approved;

2.	the Company be and is hereby authorized to grant stock options under the 2011 Stock Option Plan until May 19, 2014, being the date that is three years from the date hereof; and

3.	the Company be and is hereby authorized to prepare such documents and make such submissions as the Company may be required to make to give effect to this resolution.”

Shareholders may vote FOR or AGAINST the above resolution. An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy. If the 2011 Stock Option Plan is not approved, previously granted options will be unaffected however no further options will be able to be issued under the 2011 Stock Option Plan.

The Board of Directors recommends that shareholders vote FOR this resolution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company is responsible for developing, reviewing and implementing a set of corporate governance guidelines specifically applicable to the Company, as provided in Appendix “A” Statement of Corporate Governance Practices. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business.

The Board of Directors has adopted a Board Mandate, as provided in Appendix “B” hereto, clarifying responsibilities and ensuring effective communication between the Board of Directors and management.

MANAGEMENT CONTRACTS

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of Directors of the Company.

AUDIT COMMITTEE

As required by National Instrument 52-110, information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (“AIF”) under “Directors and Officers”. The AIF may be obtained from the Company’s disclosure documents available on the SEDAR website at www.sedar.com.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2010, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting. The Financial Statements are included within the Company’s 2010 Annual Report which is being mailed with this Information Circular to the shareholders of record.

OTHER MATTERS TO BE ACTED UPON

Management of the Company is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed Proxy are authorized to vote the shares represented by the Proxy in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the SEDAR website at www.sedar.com. Financial information concerning the Company is also provided in the Company’s comparative financial statements for the year ended December 31, 2010.

Shareholders may obtain a copy of the Company’s financial statements and management’s discussion and analysis upon request to the Company at Suite 1805 – 925 West Georgia Street, Vancouver, BC, V6C 3L2 or can view them on the Company’s website at www.firstmajestic.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 11th day of April, 2011.

“Keith Neumeyer”

Keith Neumeyer,
President and Chief Executive Officer

APPENDIX “A”

FIRST MAJESTIC SILVER CORP.

(the “Company”)

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101, as set out in Form 58-101F1 (the “Form 58-101F1 Guidelines”). The Form 58-101F1 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

1.         Board of Directors

Independence of the Board

The Board consists of seven directors, of whom five are independent. None of the five unrelated directors has any direct or indirect material relationship with the Company (other than shareholdings) which could, in the view of the Company’s Board, reasonably interfere with the exercise of a directors’ independent judgment. Robert McCallum, Tony Pezzotti, David Shaw, Douglas Penrose and Robert Young are independent directors. Keith Neumeyer is the Chief Executive Officer of the Company and Ramon Davila is the Chief Operating Officer. As officers of the Company, neither Mr. Neumeyer nor Mr. Davila are independent directors.

Directorships

The directors of the Company are directors of the following reporting issuers set opposite their names:

  Robert A. McCallum – Director of Shore Gold Inc.

  David Shaw – President and Director of Albion Petroleum Ltd.; Director of Pan Pacific Aggregates plc; Director of Talison Lithium Inc. and Director of Great Quest Metals Ltd.

  Robert Young – Director of Goldrush Resources Ltd.

  Tony Pezzotti – Director of Pan Terra Industries Inc.

Independent Directors’ Meetings

The independent directors hold regularly scheduled meeting at which non-independent directors and members of management do not attend. The Board holds in-camera meetings regularly following certain board meetings and Audit Committee meetings. During the financial year ended December 31, 2010, the independent directors held four in-camera meetings at the end of each quarterly board meeting and nine in-camera meetings at the end of Audit Committee meetings.

Chairman

The Chairman of the Board, Robert McCallum, is an independent director.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company’s shareholders. Each committee of the Board meets once a year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2010, the Board held 11 meetings, the Audit Committee held 13 meetings, the Corporate Governance Committee held two meetings and the Human Resources, Compensation and Nominating Committee held two meetings. The following table provides details regarding attendance at the Board and committee meetings during the financial year ended December 31, 2010.

Meetings of the Board and Committees of the Board
Director	Board of Directors	Audit Committee	Corporate Governance Committee	Human Resources, Compensation and Nominating Committee
Robert McCallum	11	13	2
Keith Neumeyer	11
Ramon Davila	10
Tony Pezzotti	11	13		2
David Shaw	8		2	2
Douglas Penrose	11	13	2
Robert Young	11			2

2.         Board Mandate

The Board Mandate was implemented by the Board effective December 10, 2010, and is attached as Appendix “B” to this Information Circular.

3.         Position Descriptions

Written position descriptions have been developed by the Board for the Chief Executive Officer, the Chairman of the Board and the Chairman of each committee of the Board.

4.         Orientation and Continuing Education

Orientation of new members of the Board is conducted informally by management and members of the Board. The orientation provides background information on the Company’s history, performance and strategic plans. The Board of Directors has adopted a formal process for the orientation of new members of the Board.

Continuing education for all members of the Board is also conducted primarily on an informal basis. As a part of the continuing education of the directors, presentations are made at Board meetings by management on new developments which may impact upon the Company and its business. In addition, directors receive periodic one on one presentations from management and are provided with the opportunity to meet with corporate officers outside of formal Board meetings to discuss and better understand the business. Directors also visit, from time to time, the underground mine and above ground operations at each of the Company’s producing assets. In December 2010, the Directors visited each of the La Parrilla Silver Mine, the La Encantada Silver Mine and the Real de Catorce Silver Project.

Board members are encouraged to communicate with management and the Company’s auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Company’s records.

The following table provides details regarding various continuing education events held for, or attended by, the directors during the year ended December 31, 2010.

Date and Place	Event	Directors
February 2010 London	Silver Day	Neumeyer
March 2010 Toronto	PDAC	Neumeyer
April 2010 Zurich	Denver Gold Conference	Neumeyer
May 2010 New York	Hard Assets Conference	Neumeyer
June 2010 Vancouver	KPMG – Audit committee roundtable	Penrose
September 2010 London	Rodman & Renshaw Conference	Neumeyer
September 2010 Denver,	Denver Gold Conference	Neumeyer
October 2010 Washington	Silver Summit	Neumeyer
October 2010 Vancouver	Due Diligence for Acquisitions	Penrose
October 2010 Vancouver	IFRS – A Comparison to Canadian GAAP	Penrose
October 2010 Vancouver, BC	Deloitte – The Directors’ Series: Beyond Compliance	McCallum Pezzotti
November 2010 Munich	Munich Mining Conference	Neumeyer
December 2010	Scotia Bank Mining Conference	Neumeyer
December 2010 Mexico	Visits to the La Encantada Silver Mine, La Parrilla Silver Mine and Real de Catorce Silver Project	Neumeyer, Davila, McCallum, Penrose, Pezzotti, Shaw and Young

5.         Ethical Business Conduct

The Board has adopted a formal written code of ethical conduct (the “Code”) for its directors, officers and employees. The Company’s Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code, as well as overseeing and monitoring compliance with the Code by ensuring all directors, officers and employees receive and become familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Corporate Governance Committee. A copy of the Code may be accessed on the Company’s website at www.firstmajestic.com.

Where a director has a material interest in a transaction or agreement concerning the Company, the Board takes such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board’s exercise of independent judgment.

Corporate law and the Code require that any director or officer who is directly or indirectly personally interested in a proposed activity or transaction which involves the Company, or otherwise is in a position which creates a potential for a conflict of interest, must disclose the circumstances and these holdings to the Company’s Chief Executive Officer and the Governance Committee, who will assess whether there is a conflict of interest. If it is determined there is a conflict of interest, the conflict must be disclosed to the Board.

In accordance with applicable corporate law, any director who is in a position of conflict must refrain from voting on any resolution of the Board with respect to the conflict. The Board may also require the director to excuse himself or herself from deliberations of the Board or may alternatively refer the matter for consideration by a committee of independent directors of the Board.

6.         Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officer and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by web-based reporting or telephone through EthicsPoint, Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chairman of the Corporate Governance Committee or Chief Executive Officer who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate.

7.         Nomination of Directors

The Human Resources, Compensation and Nominating Committee which consists of Tony Pezzotti, David Shaw and Robert Young, is responsible for identifying individuals qualified to become new board members and for recommending to the Board the new director nominees for the next annual meeting of shareholders. The Board has adopted a formal procedure for nominating new directors.

8.         Compensation

Independent members of the Board are compensated for acting as directors and may be granted incentive stock options pursuant to the policies of the Toronto Stock Exchange and the Company’s stock option plan. The Company’s Human Resources, Compensation and Nominating Committee reviews management’s recommendations for and, in accordance with Board guidelines, recommends the granting of stock options to management, directors, officers and other employees and consultants of the Company and its subsidiaries. The Board as a whole determines the stock option grants for each director. The Human Resources, Compensation and Nominating Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

The Company engaged Mercer (Canada) Limited to provide specific advice to it on executive and director compensation matters during the most recently completed fiscal year. This advice has consisted of:

(i)	the provision of general market observations with respect to market trends and issues, and

(ii)	the provision of benchmark market data.

Decisions made by the Company with respect to the compensation of its officers and directors, however, are its own responsibility and may reflect factors and considerations other than the information provided to the Company by Mercer. The Company implemented changes to the compensation arrangements for its officers and directors effective January 1, 2011.

9.         Other Board Committees

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee, Human Resources, Compensation and Nominating Committee and Corporate Governance Committee.

The Corporate Governance Committee which consists of Robert McCallum, Douglas Penrose and David Shaw, under the supervision of the Board, has overall responsibility to monitor the governance of the board of directors (including the size of the board and the profiles of the board members) and board committees. The Corporate Governance Committee’s responsibilities include, but are not limited to, the following:

  Review at least annually the size, composition and profile of the Board;

  Review at least annually the performance of the Board as a whole;

  Review annually the performance of individual directors, including with respect to minimum attendance guidelines, diligence, avoidance or handling of conflicts of interest and compliance with respect to their statutory and common law duties;

  Evaluate the performance of the Chairman of the Board;

  On an annual basis, recommend and bring forward to the Board, a list of corporate governance issues for review, discussion or action by the Board or a committee; and

  On an annual basis, review the indemnification polices of the Company, general liability insurance policy and Directors’ and Officers’ insurance policy.

10.      Assessments

The Board of Directors has adopted an annual formal assessment process with respect to performance of the Board, its committees and its individual directors. The Board as a whole considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to discharge its responsibilities and individuals with specific skill sets are identified.

APPENDIX “B”

BOARD OF DIRECTORS MANDATE

I.	INTRODUCTION

A.

The First Majestic Silver Corp. (“First Majestic” or the “Company”) Board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.

The Board is responsible under law for the management or for supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.”

	C.	This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.

Nominees for directors are initially considered and recommended by the Board’s Compensation and Nominating Committee in conjunction with the Board Chair, approved by the entire Board and elected annually by the shareholders.

	B.	A majority of directors comprising the Board must qualify as independent directors (as defined in National Instrument 58-201 Disclosure of Corporate Governance Practices.

	C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their mandates.

III.	DUTIES AND RESPONSIBILITIES

	A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Compensation and Nominating Committee;

	ii)	appointing, determining the composition of and setting the terms of reference for, Board committees;

	iii)	determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair, committees and directors in fulfilling their responsibilities;

	iv)	assessing the adequacy and form of director compensation;

	v)	assuming responsibility for the Company’s governance practices;

	vi)	establishing new director orientation and ongoing director education processes;

	vii)	ensuring that the independent directors meet regularly without executive directors and management present;

	viii)	setting the terms of reference for the Board; and

	ix)	appointing the secretary to the Board.

B.	Human Resources

The Board has the responsibility to:

	i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

	ii)	appoint the CEO and plan CEO succession;

	iii)	set terms of reference for the CEO;

	iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

	v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

	vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

	vii)	set the CEO’s compensation;

	viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

	ix)	approve decisions relating to senior management, including:

		a.	review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

		b.	on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

		c.	review compensation plans for senior management including salary, incentive, benefit and pension plans; and

d.	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

x)	approve certain matters relating to all employees, including:

	a.	the Company’s broad compensation strategy and philosophy;

	b.	new benefit programs or material changes to existing programs; and

xi)	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

The Board has the responsibility to:

	i)	adopt and periodically review a strategic planning process for the Company;

ii)

participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

	iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

	iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

	v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

	vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

	i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

	iii)	declare dividends;

iv)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses; and recommend changes in authorized share capital to shareholders for their approval;

v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

	i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

	ii)	approve any plans to hedge silver sales; and

	iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

	i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

ii)

approve and act as the guardian of the Company’s corporate values, including the implementation of a Code of Business Conduct and Ethics for the Company and management’s procedures to monitor compliance with the Code of Business Conduct and Ethics;

	iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

	iv)	establish the Company’s Environmental, Health and Safety Policy.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

	i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

	ii)	approve and periodically review the Company’s communications policy;

	iii)	ensure the Board has measures in place to receive feedback from shareholders;

	iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

	v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

vii)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

viii)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

ix)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.	The Board is responsible for:

	i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

	ii)	recommending changes in the Articles and Bylaws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

B.	B.C. law identifies the following as legal requirements for the Board:

	i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

		a.	to disclose conflicts of interest;

		b.	not to appropriate or divert corporate opportunities;

		c.	to maintain confidential information of the Company and not use such information for personal benefit; and

		d.	disclose information vital to the business of the Company in the possession of a director;

	ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

	iii)	act in accordance with the Business Corporations Act (British Columbia) (BCBCA) and any regulations, by-laws and unanimous shareholder agreement.

EFFECTIVE DATE

This Mandate was implemented by the Board on December 10, 2010.

APPENDIX “C”

FIRST MAJESTIC SILVER CORP.

2011 STOCK OPTION PLAN

(as approved by the Board of Directors on April 11, 2011)

STOCK OPTION PLAN

ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.1                     Definitions

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Award Date” means the date specified in an Option Certificate as the date on which an Option is granted;

(b)	“Board” means the board of directors of the Corporation;

(c)	“Change of Control” means and shall be deemed to have occurred if one of the following events takes place:

(i) the sale, transfer or other disposition of all or substantially all of the Corporation’s assets;

(ii)

the Corporation amalgamates or enters into a plan of arrangement with another company at arm’s length to the Corporation and its affiliates, other than an amalgamation or plan of arrangement that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity outstanding immediately after such amalgamation or plan of arrangement; or

(iii)

any Person or combination of Persons acting jointly or in concert acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Corporation, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect.

(d)	“Corporation” means First Majestic Silver Corp.;

(e)	“Consultant” means a person who provides management or consulting services to the Corporation or any related entity on an ongoing basis under contract, but who is not an Employee;

(f)	“Director” means any individual holding the office of director of the Corporation or any related entity;

(g)	“Disability” means a mental or physical disability which permanently prevents an Option Holder who is a Director or an Employee from continuing as a Director or an Employee as the case may be;

(h)	“Employee” means any individual regularly employed on a full-time or part-time basis by the Corporation or any related entity;

(i)	“Exercise Notice” means the notice respecting the exercise of an Option in the form set out as Schedule “B” hereto, duly executed by the Option Holder;

(j)

“Exercise Period” means the period during which a particular Option may be exercised and, in respect of each portion of such Option, is the period from and including the date of vesting thereof set forth in the Option Certificate to and including the Expiry Date;

(k)	“Exercise Price” means the price at which an Option may be exercised as determined in accordance with paragraph 3.5;

(l)	“Expiry Date” means the date determined in accordance with paragraph 3.3 and after which a particular Option cannot be exercised;

(m)	“Insider” has the meaning ascribed to such term in the Securities Act (British Columbia);

(n)	“Mandatory Retirement” means the retirement of an Option Holder who is an Employee as a result of reaching the mandatory retirement age in the jurisdiction in which the Option Holder is employed;

(o)	“Non-Employee Director” means a Director who is not also an Employee at the applicable time;

(p)	“Option” means an option to acquire Shares, awarded to a Director, Employee or Consultant pursuant to the Plan;

(q)	“Option Certificate” means the certificate, substantially in the form set out as Schedule “A” hereto, evidencing an Option;

(r)

“Option Holder” means a Director, Employee or Consultant or former Director, Employee or Consultant, who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

(s)	“Plan” means this First Majestic Silver Corp. stock option plan;

(t)	“Personal Representative” means:

(i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder;

(u)	“related entity” means a related entity, as such term is defined in National Instrument 45-106, of the Corporation;

(v)	“Share” or “Shares” means, as the case may be, one or more common shares without par value in the capital of the Corporation; and

(w)	“TSX” means the Toronto Stock Exchange.

1.2                     Corporate Option Holders

Where an Option Holder is a corporation, the Option Holder will be deemed to have died or to have become subject to a Disability if an individual employed by the Option Holder who is principally responsible for providing services to the Corporation on behalf of the Option Holder dies or becomes subject to a physical or mental disability which permanently prevents the individual from providing the services normally provided by the Option Holder, if, in the opinion of the Corporation, acting reasonably, by reason of the death or disability of the individual, the Option Holder is no longer able to provide the services for which the Corporation has contracted.

1.3                     Choice of Law

The Plan is established under and the provisions of the Plan shall be interpreted and construed in accordance with the laws of the Province of British Columbia.

1.4                     Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 2 - PURPOSE AND PARTICIPATION

2.1                     Purpose

The purpose of the Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants, to reward such of those Directors, Employees and Consultants as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long term investments.

2.2                     Participation

The Board shall, from time to time, in its sole discretion determine those Directors, Employees and Consultants, if any, to whom Options are to be awarded. If the Board elects to award an Option to a Director, Employee or Consultant the Board shall on the date of such election, in its sole discretion but subject to paragraph 3.2, determine the number of Shares to be acquired on the exercise of such Option.

2.3                     Notification of Award

Following the approval by the Board of the awarding of an Option, the Corporate Secretary shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.

2.4                     Copy of Plan

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided by the Corporate Secretary with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Corporate Secretary to each Option Holder.

2.5                     Limitation

The Plan does not give any Option Holder that is a Director the right to serve or continue to serve as a Director nor does it give any Option Holder that is an Employee or Consultant the right to be or to continue to be employed by or provide services to the Corporation.

ARTICLE 3 - TERMS AND CONDITIONS OF OPTIONS

3.1                     Board to Allot Shares

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized for issuance by the Board prior to the award of such Options.

3.2                     Limits on Grants of Options

The maximum number of Shares issuable under the Plan, together with the number of Shares issuable under outstanding options granted otherwise than under the Plan, shall not in the aggregate exceed 10% of the issued and outstanding Shares (calculated as at the Award Date of such Options). If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of which Option expired or terminated shall again be available for the purposes of the Plan.

In addition, the Corporation shall not grant Options:

(a)	to any one person where such grant would result in such person holding Options to acquire Shares in excess of 5% of the issued and outstanding Shares as at the Award Date;

(b)

to Insiders where such grant would result in Insiders, as a group, having received Options or other entitlements, (i) during the 12 month period ending on the Award Date; or (ii) at any given time, which, when combined with all of the Corporation’s other security based compensation arrangements, entitle the holders to acquire in excess of 10% of the issued and outstanding Shares as at the Award Date;

(c)

to a Non-Employee Director where such grant would result in the Non-Employee Directors, as a group, holding Options to acquire Shares in excess of 1% of the issued and outstanding Shares as at the Award Date; or

(d)

to a Non-Employee Director where such grant would result in such person having received Options during the 12 month period ending on the Award Date which have an award value in excess of $100,000, based on a valuation method acceptable to the Board.

3.3                     Term of Option

Subject to paragraphs 3.4 and 3.10, the Expiry Date of an Option shall be the fifth anniversary of the Award Date of such Option.

3.4                     Termination of Option; Accelerated Vesting

An Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix a minimum or maximum number of Shares in respect of which an Option Holder may exercise part of any Option held by such Option Holder. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. local time in Vancouver, British Columbia, on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Board at the time the Option is awarded and the date established, if applicable, in sub-paragraphs (a) to (f) below:

(a)	Death or Disability

In the event that the Option Holder should die or have a Disability while he or she is still a Director or Employee or be deemed to have died or have a Disability while it is a Consultant, the Expiry Date shall be one year from the date of death or Disability of the Option Holder. Any options which are unvested as of the date of death or Disability will not vest. Notwithstanding the foregoing, the Board may, in its discretion, determine that any unvested Options of the Option Holder will immediately vest and become immediately exercisable.

(b)	Ceasing to hold Office

In the event that the Option Holder is a Director and such Option Holder ceases to be a Director other than by reason of death or Disability, notwithstanding the vesting provisions in the Option Certificate, all unvested Options of the Option Holder will immediately vest and become immediately exercisable and the Expiry Date of the Option shall be the 90th day following the date the Option Holder ceases to be a Director, unless the Option Holder ceases to be a Director but continues to be engaged as an Employee or Consultant, in which case the Options will not so vest and the Expiry Date shall remain unchanged, or unless the Option Holder ceases to be a Director as a result of:

(i)

ceasing to meet the qualifications set forth in subsection 124(2) of the Business Corporations Act (British Columbia), as amended, or such other qualifications required by the corporate laws in any other jurisdiction under which the Corporation is continued or amalgamated; or

(ii)

a special resolution having been passed by the shareholders of the Corporation pursuant to subsection 128(3) of the Business Corporations Act (British Columbia), as amended, or an equivalent enactment pursuant to the corporate laws in any other jurisdiction under which the Corporation is continued or amalgamated; or

(iii)	by order of the British Columbia Securities Commission, the Ontario Securities Commission, the TSX or any other regulatory body having jurisdiction to so order, or

(iv)	his or her resignation, if he or she has been a Director for less than six months,

in which case the Expiry Date shall be the date the Option Holder ceases to be a Director and any Options which are unvested as of that date will not vest.

(c)	Ceasing to be Employed

In the event that the Option Holder is an Employee and such Option Holder ceases to be an Employee other than by reason of death, Disability, Mandatory Retirement or a Change of Control, the Expiry Date of the Option shall be the 60th day following the date the Option Holder ceases to be an Employee, unless the Option Holder ceases to be an Employee but continues to be engaged as a Director or Consultant, in which case the Expiry Date shall remain unchanged, or unless the Option Holder ceases to be an Employee as a result of:

(i)	termination for cause; or

(ii)	by order of the British Columbia Securities Commission, the Ontario Securities Commission, the TSX or any other regulatory body having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to be an Employee. Any Options which are unvested as of the date the Option Holder ceases to be an Employee will not vest unless the Option Holder continues to be engaged as a Director or Consultant, in which case vesting of the Options shall be unchanged. Notwithstanding the foregoing, the Board may, in its discretion, determine that any unvested Options of the Option Holder will immediately vest and become immediately exercisable.

(d)	Ceasing to be a Consultant

In the event that an Option Holder is a Consultant and such Option Holder ceases to be a Consultant by reason of the completion or termination of the contract under which the Consultant provides services to the Corporation, the Expiry Date of the Option shall be the 60th day following the date the Option Holder ceases to be a Consultant unless the Option Holder ceases to be a Consultant but continues to be engaged as a Director or Employee, in which case the Expiry Date shall remain unchanged. Any Options which are unvested as of the date the Option Holder ceases to be a Consultant will not vest unless the Option Holder continues to be engaged as a Director or Employee, in which case vesting of the Options shall be unchanged. Notwithstanding the foregoing, the Board may, in its discretion, determine that any unvested Options of the Option Holder will immediately vest and become immediately exercisable.

In the event that an Option Holder is a Consultant and, upon completion of the contract under which the Consultant provided services to the Corporation such Consultant is subsequently hired by the Corporation and becomes an Employee the Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.

(e)	Change of Control

(i)

In the event that the Option Holder holds his or her Option as an Employee or Consultant (other than an Option Holder who is a Director or an officer of the Corporation) and such Option Holder ceases to be an Employee or a Consultant as a result of a Change of Control at any time before six months have expired from the effective date of the Change of Control then, notwithstanding the vesting provisions of the Option Certificate of the Option Holder, all unvested Options of the Option Holder will immediately vest and become immediately exercisable and the Expiry Date shall be the earlier of the pre-existing Expiry Date and the date 90 days following the date on which the Employee or Consultant ceased to be such.

(ii)

In the event that the Option Holder is a Director or an officer of the Corporation and such Option Holder ceases to be an Employee, Director or Consultant as a result of a Change of Control at any time before six months have expired from the effective date of the Change of Control then, notwithstanding the vesting provisions of the Option Certificate of the Option Holder, all unvested Options of the Option Holder will immediately vest and become immediately exercisable and the Expiry Date shall be the earlier of the pre-existing Expiry Date and the date two years following the date on which the Employee, Director or Consultant ceased to be such.

(iii)

In the event that the Corporation enters into an agreement with another entity which may result in a Change of Control, or a “takeover bid” within the meaning of the Securities Act (British Columbia) is made for the Corporation by another entity which may result in a Change of Control, all unvested Options of the Option Holders will immediately vest and become immediately exercisable as of the date of the agreement or takeover bid.

(f)	Mandatory Retirement - Employee

In the event that an Option Holder is an Employee and such Option Holder ceases to be an Employee by reason of Mandatory Retirement, notwithstanding the provisions of the Option Certificate, all unvested Options of the Option Holder will immediately vest and become immediately exercisable and the Expiry Date will be one year from the date of retirement.

3.5                     Exercise Price

The Exercise Price shall be that price per share, as determined by the Board in its sole discretion and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, and shall not be less than the closing price of the Shares on the TSX, or another stock exchange where the majority of the trading volume and value of the Shares occurs, on the last trading day immediately preceding the Award Date.

3.6                     Assignment of Options

Options are non-assignable and non-transferable. Notwithstanding the forgoing, an Option Holder may transfer an Option (or any part thereof) to a corporation which is 100% owned by the Option Holder, provided that the transfer is permitted by and is effected in accordance with the applicable securities laws and the then applicable policies of the TSX.

3.7                    Vesting Provisions

Stock Options granted to directors, senior officers, employees or consultants are subject to vesting provisions. The Options granted will vest in equal portions over a period of 30 months, as follows:

Vesting Period	Total Percentage Vested
12 months from date of award	25%
18 months from date of award	50%
24 months from date of award	75%
30 months from date of award	100%

3.8                     Adjustments

If prior to the complete exercise of any Option the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively the “Event”), an Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate. No fractional Shares shall be issued upon the exercise of the Options and accordingly, if as a result of the Event, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded. Additionally, no lots of Shares in an amount less than 500 Shares shall be issued upon the exercise of the Option unless such amount of Shares represents the balance left to be exercised under the Option.

3.9 Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If an Option Holder retires, resigns or is terminated from employment or engagement with the Corporation or any related entity, the loss or limitation, if any, pursuant to the Option Certificate with respect to the right to purchase Shares which were not vested at the time or which, if vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Option Holder.

3.10                   Trading Blackouts

In the event the Expiry Date of an Option falls within a trading blackout period, or within 9 business days following such trading blackout period imposed by the Company, such Option will continue to be exercisable until the tenth business day following the expiry of such trading blackout period.

ARTICLE 4 - EXERCISE OF OPTION

4.1                     Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of the Option Holder. An Option Holder or the Personal Representative of the Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period up to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering to the Corporate Secretary an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Corporation in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option and the amount necessary to satisfy the Corporation’s withholding obligations pursuant to Section 5.3, if applicable.

4.2                     Issue of Share Certificates

As soon as practicable following the receipt of the Exercise Notice, the Corporate Secretary shall cause to be delivered to the Option Holder a certificate for the Shares so purchased or, if a physical certificate is not issued due to the Corporation’s participation in a direct registration system, an ownership confirmation statement. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Corporate Secretary shall forward a new Option Certificate to the Option Holder concurrently with delivery of the aforesaid share certificate or ownership confirmation statement, as applicable, for the balance of Shares available under the Option.

4.3                     Condition of Issue

The Options and the issue of Shares by the Corporation pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the granting of such Options and the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed. The Option Holder agrees to comply with all such laws, rules and regulations and agrees to furnish to the Corporation any information, reports and/or undertakings required to comply with and to fully cooperate with the Corporation in complying with such laws, rules and regulations.

ARTICLE 5 - ADMINISTRATION

5.1                     Administration

The Plan shall be administered by the Corporate Secretary on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to the Corporate Secretary or any Director, officer or employee of the Corporation such administrative duties and powers as it may see fit.

5.2                     Interpretation

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

5.3                     Withholding

The Corporation may withhold from any amount payable to an Option Holder, either under this Plan or otherwise, such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal, provincial, state, local or foreign law, or any administrative policy of any applicable domestic or foreign tax authority, relating to the withholding of tax or any other required deductions with respect to the issuance or exercise of Options under the Plan (“Withholding Obligations”).

The Corporation may require an Option Holder, as a condition to exercise of an Option, to remit in advance of exercising such Option, a cheque or bank draft payable to the Corporation in the amount of all applicable Withholding Obligations with respect to such exercise. The Corporation undertakes to remit any such amount to the applicable taxation or regulatory authority on account of such Withholding Obligations.

ARTICLE 6 - AMENDMENT AND TERMINATION

6.1                     Board May Amend

The Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or respectively, amend, suspend or terminate the Plan or any Option granted under the Plan, including, without limiting the generality of the foregoing:

(a)	altering, extending or accelerating the terms and conditions of vesting of any Options;

(b)	amending or modifying the mechanics of exercise of Options as set forth in Section 4;

(c)

effecting amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment necessary to comply with the provisions of applicable laws (including, without limitation, the rules, regulations and policies of the TSX);

(d)	effecting amendments respecting the administration of the Plan;

(e)	effecting amendments necessary to suspend or terminate the Plan; and

(f)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX);

provided always that any such amendment shall not, without the consent of the Option Holder, alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to such amendment in a manner materially prejudicial to such Option Holder.

6.2                     Shareholder Approval

Notwithstanding, the powers of the Board described in Section 6.1, shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

(a)	any increase in the number of Shares issuable under the Plan, except such increases by operation of Section 3.8 or the first paragraph of Section 3.2;

(b)	any reduction in the Exercise Price of an Option or the cancellation and reissue of an Option within three months of the date of such cancellation;

(c)	any amendment which extends the term of an Option beyond its original Expiry Date except in accordance with Section 3.10;

(d)	any amendment which would permit an Option to be transferable or assignable other than for normal estate settlement purposes or in accordance with Section 3.6;

(e)	any amendment to Section 6.1 or Section 6.2 of the Plan; and

(f)	any amendment required to be approved by shareholders under applicable law (including without limitation, pursuant to the rules, regulations and policies of the TSX).

6.3                     Termination

The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination the Corporation, such Options, Option Holders, Directors and Employees and Shares shall continue to be governed by the provisions of the Plan.

6.4                     Agreement

The Corporation and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of the Plan. By accepting an Option granted hereunder, the Option Holder expressly agrees with the Corporation to be bound by the terms and conditions of the Plan.

ARTICLE 7 - APPROVALS REQUIRED FOR PLAN

7.1                     Approvals Required for Plan

Prior to its implementation by the Corporation, the Plan is subject to approvals by the shareholders of the Corporation at a general meeting and the TSX.

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
(the “Corporation”)

STOCK OPTION PLAN

OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the Corporation’s Stock Option Plan (the “Stock Option Plan”) and evidences that <> is the holder of a non-transferable option (the “Option”), to purchase up to <> common shares (the “Shares”) in the capital of the Corporation at a purchase price of $<> per Share as set out below (the “Exercise Price”).

Subject to the provisions of the Stock Option Plan and, if applicable, the holder’s employment or consulting contract, as it may be amended, this Option is awarded as of <> (the “Award Date”) and shall expire on <> (the “Expiry Date”).

This Option will become vested and exercisable as follows:

Vesting Period	Total Percentage Vested
12 months from date of award	25%
18 months from date of award	50%
24 months from date of award	75%
30 months from date of award	100%

To exercise this Option, the Exercise Notice in the form annexed hereto, shall be delivered to the Corporate Secretary of the Stock Option Plan through to and including 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date, together with the Certificate and a certified cheque or bank draft payable to First Majestic Silver Corp. in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised together with the amount of any applicable Withholding Obligations under the Stock Option Plan.

This Certificate is issued for convenience only and is not assignable, transferable or negotiable. This Certificate is subject to the detailed terms and conditions contained in the Stock Option Plan and the employment or consulting contract, as it may be amended, in the case of any dispute with regard to any matter in respect hereof, the provisions of the Stock Option Plan, the employment or consulting contract, as it may be amended, and the records of the Corporation shall prevail.

DATED this <> day of <>, <>.

FIRST MAJESTIC SILVER CORP.

Per:

SCHEDULE “B”
FIRST MAJESTIC SILVER CORP.
(the “Corporation”)

STOCK OPTION PLAN
EXERCISE NOTICE

TO:	The Corporate Secretary
First Majestic Silver Corp.
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2

1.           EXERCISE OF OPTION

The undersigned hereby irrevocably gives notice, pursuant to the Corporation’s Stock Option Plan (the “Plan”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)	all of the shares which are the subject of the Option Certificate attached hereto (the “Shares”); or

(b)	___________________________of the Shares.

Calculation of total Purchase Price:

Number of Shares to be acquired on exercise:

Multiplied by the Exercise Price per Share:	$

Equals total Purchase Price:	$

2.           WITHHOLDING OBLIGATIONS

The undersigned acknowledges that the Corporation has tax remittance and Withholding Obligations pursuant to the Income Tax Act (Canada) and applicable Mexican tax legislation. Accordingly, in accordance with Section 5.3 of the Plan, the undersigned has enclosed a cheque(s) for the Purchase Price and all applicable withholdings.

The undersigned has [tick one or both boxes, as applicable]:

[ ]	sold _____________ number of Shares at $_______________ price	=$
	Less Purchase Price of Shares	=$
	Less commissions (only applicable in Canada)	=$
	Times % tax rate	= %
	Withholding Obligation	=$

[   ]        __________ Shares have not been sold; therefore the Withholding Obligations is calculated as follows:

Market Value of Shares	=$
Less Purchase Price of Shares	=$
Times % tax rate	= %
Withholding Obligation	=$

3.           RESIDENCY

The undersigned certifies that he or she is a resident of ________________ [insert country].

4.           DELIVERY OF SHARES

The Corporation is directed to deliver the share certificate evidencing the number of Shares to be issued to the undersigned pursuant to this Exercise Notice, to the following address:

__________________________________________________________

__________________________________________________________

__________________________________________________________

__________________________________________________________

All capitalized terms, unless otherwise defined in this Exercise Notice, will have the meaning provided in the Plan.

DATED the _____________ day of ____________________________________, ____________.

Witness	Signature of Option Holder

Name of Witness [Please Print]	Name of Option Holder [Please Print]

Social Insurance Number of Option Holder
[For Tax Remittance Purposes]